Exhibit 99.1

Press Release

GasLog Partners LP Announces 2017 Annual Meeting of Limited Partners

MONACO - February 10, 2017 - GasLog Partners LP (“GasLog Partners”) (NYSE: GLOP) announced today that its Board of Directors has called an annual meeting of limited partners to be held in Monaco on Thursday, May 4, 2017.

Unitholders of record at the close of business on Friday, March 10, 2017 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and GasLog Partners’ proxy statement will be sent to unitholders of GasLog Partners in due course.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of nine LNG carriers with an average carrying capacity of approximately 149,500 cbm, each of which has a multi-year time charter. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com

Contacts:

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

Samaan Aziz

Investor Relations Manager

Phone: +1-212-223-0643

Email: ir@gaslogltd.com